Exhibit 99.2

TALISMAN ENERGY INC.

 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2015

Management’s Discussion and Analysis (MD&A)
(July 30, 2015)

General
This interim MD&A should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or "the Company") as at and for the three and six month periods ended June 30, 2015 and 2014, and the 2014 MD&A and audited annual Consolidated Financial Statements of the Company. The Company’s interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting within International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Talisman’s financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman’s activities are conducted jointly with others, and the condensed Consolidated Financial Statements reflect only the Company’s proportionate interest in such activities, with the exception of the Company’s investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion) which are accounted for using the equity method.

All comparisons are between the three month periods ended June 30, 2015 and 2014, unless stated otherwise.  All amounts presented are in US$, except where otherwise indicated.  Abbreviations used in this MD&A are listed in the section “Abbreviations and Definitions”. Unless otherwise indicated, amounts only reflect results from consolidated subsidiaries. Additional information relating to the Company, including its Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

On May 8, 2015, the acquisition of Talisman by a wholly-owned subsidiary of Repsol S.A. (“Repsol”), by the way of an arrangement under the Canada Business Corporations Act, was completed. Repsol acquired all of the Company’s outstanding common and preferred shares. Upon the completion of the arrangement, the common shares were delisted from the Toronto Stock Exchange and the New York Stock Exchange, and the preferred shares were delisted from the Toronto Stock Exchange and converted into common shares on a 1:1 basis.

During the three month period ended June 30, 2015, Talisman and Repsol entered into a purchase and sale agreement whereby Repsol will acquire substantially all of the assets and liabilities of Talisman’s Norwegian operations. The transaction is expected to close prior to September 30, 2015. For further information, see the "Discontinued Operations" and "Transactions with Related Parties" section of the MD&A.

Use of "boe" and Change in Conversion Ratio
In conjunction with the acquisition of the Company by Repsol, the Company has adopted Repsol’s barrels of oil equivalent (boe) conversion ratio. For the period ended June 30, 2015, the Company now applies a conversion factor of 1 barrel of oil equivalent (boe) equals 5,615 standard cubic feet of gas. The previous conversion ratio used was 6,000 standard cubic feet of gas. Comparative periods have been adjusted to reflect the change in conversion. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 5.615mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

FINANCIAL AND OPERATING HIGHLIGHTS1,2

($ millions, unless otherwise stated)	Six Months Ended June 30,		Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2015	2014	2015	2015	2014	2014	2014	2014	2013	2013
Total revenue and other income from continuing operations	988	2,310	551	437	(71)	995	1,134	1,176	779	1,134
Total revenue and other income from discontinued operations3	144	273	83	61	115	141	108	165	150	110
Total revenue and other income	1,132	2,583	634	498	44	1,136	1,242	1,341	929	1,244
Net income (loss) from continuing operations	(1,285)	374	(888)	(397)	(1,154)	439	(207)	581	(830)	(78)
Net income (loss) from discontinued operations3	(406)	(120)	(364)	(42)	(436)	(14)	(30)	(90)	(175)	24
Net income (loss)	(1,691)	254	(1,252)	(439)	(1,590)	425	(237)	491	(1,005)	(54)
Per common share ($)
Net income (loss)4	(1.63)	0.24	(1.20)	(0.43)	(1.54)	0.41	(0.23)	0.47	(0.98)	(0.05)
Diluted net income (loss)5	(1.67)	0.19	(1.24)	(0.43)	(1.54)	0.38	(0.24)	0.43	(0.98)	(0.08)
Income (loss) from continuing operations per common share
Basic	(1.24)	0.36	(0.85)	(0.39)	(1.12)	0.42	(0.20)	0.56	(0.81)	(0.08)
Diluted	(1.28)	0.31	(0.89)	(0.39)	(1.12)	0.39	(0.21)	0.52	(0.81)	(0.11)
Production (Daily Average - Gross)
Oil and liquids (mbbls/d)	125	129	127	124	125	119	132	125	120	120
Natural gas (mmcf/d)	1,323	1,287	1,321	1,325	1,328	1,276	1,308	1,268	1,312	1,234
Continuing operations (mboe/d)	361	358	362	360	362	346	365	351	354	340
Assets sold or held for sale (mboe/d)6	16	38	16	16	18	23	27	50	50	48
Total mboe/d (5.615mcf = 1boe)	377	396	378	376	380	369	392	401	404	388
1.	Includes the Company’s proportionate interest in production from joint ventures.
2.
For the period ended June 30, 2015, the Company adjusted the conversion ratio of barrels of oil equivalent (boe) of natural gas for one barrel of oil to a ratio of 5.615:1 from 6:1. Comparative periods have been adjusted to reflect the change in conversion.

3.	Discontinued Operations are the results associated with the expected Norway disposition.
4.	Net income (loss) per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.
5.	Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.
6.	Includes discontinued operations.

During the second quarter of 2015, the Company had a net loss of $1.3 billion compared to net loss of $237 million in the same quarter in 2014 due principally to lower commodity prices, slightly lower volumes, increased losses from joint ventures, increased income taxes, and impairments from discontinued operations in Norway. These were partially offset by lower operating expenses.

Production volumes from continuing operations remained relatively consistent in the second quarter of 2015 compared to the second quarter of 2014, with a small increase in liquids output, slightly offset by a small decrease in natural gas production.

DAILY AVERAGE PRODUCTION
	Three months ended June 30
	Gross before royalties		Net of royalties
	2015	2014	2015	2014
Oil and liquids from Consolidated Subsidiaries (mbbls/d)
North America	41	45	36	35
Southeast Asia	38	45	26	28
North Sea2	12	11	12	11
Other	15	16	11	9
	106	117	85	83
Oil and liquids from Joint Ventures (mbbls/d)
TSEUK	20	19	20	19
Equion	13	9	10	7
	33	28	30	26
Total oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	139	145	115	109
Natural gas from Consolidated Subsidiaries (mmcf/d)
North America	780	795	678	682
Southeast Asia	496	515	356	351
North Sea2	21	20	21	20
Other	-	-	-	-
	1,297	1,330	1,055	1,053
Natural gas from Joint Ventures (mmcf/d)
TSEUK	5	2	5	2
Equion	40	48	32	37
	45	50	37	39
Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,342	1,380	1,092	1,092
Total Daily Production from Consolidated Subsidiaries (mboe/d)1
North America	180	186	157	157
Southeast Asia	126	137	89	91
North Sea2	16	15	16	15
Other	15	16	11	8
	337	354	273	271
Total Daily Production from Joint Ventures (mboe/d)1
TSEUK	21	20	20	20
Equion	20	17	16	14
	41	37	36	34
Total daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)	378	391	309	305
Less production from assets sold or held for sale (mboe/d)1
North America	-	9	-	7
Southeast Asia	-	3	-	2
North Sea2	16	15	16	15
	16	27	16	24
Total production from continuing operations (mboe/d)1	362	364	293	281
1.
For the period ended June 30, 2015, the Company adjusted the conversion ratio of barrels of oil equivalent (boe) of natural gas for one barrel of oil to a ratio of 5.615:1 from 6:1. Comparative periods have been adjusted to reflect the change in conversion.

2.	Discontinued Operations are the results associated with the expected Norway disposition.

	Six months ended June 30
	Gross before royalties		Net of royalties
	2015	2014	2015	2014
Oil and liquids from Consolidated Subsidiaries (mbbls/d)
North America	43	43	37	34
Southeast Asia	38	45	26	28
North Sea2	13	13	13	13
Other	14	15	10	8
	108	116	86	83
Oil and liquids from Joint Ventures (mbbls/d)
TSEUK	18	19	18	19
Equion	12	9	9	7
	30	28	27	26
Total oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	138	144	113	109
Natural gas from Consolidated Subsidiaries (mmcf/d)
North America	789	831	687	721
Southeast Asia	489	518	352	351
North Sea2	19	17	19	17
Other	-	-	-	-
	1,297	1,366	1,058	1,089
Natural gas from Joint Ventures (mmcf/d)
TSEUK	3	2	3	2
Equion	42	47	32	38
	45	49	35	40
Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,342	1,415	1,093	1,129
Total Daily Production from Consolidated Subsidiaries (mboe/d)1
North America	184	192	159	162
Southeast Asia	125	137	89	91
North Sea2	16	16	16	16
Other	14	15	10	8
	339	360	274	277
Total Daily Production from Joint Ventures (mboe/d)1
TSEUK	19	19	18	19
Equion	19	17	15	14
	38	36	33	33
Total daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)1	377	396	307	310
Less production from assets sold or held for sale (mboe/d)1
North America	-	19	-	17
Southeast Asia	-	3	-	2
North Sea2	16	16	16	16
	16	38	16	35
Total production from continuing operations (mboe/d)1	361	358	291	275
1.
For the period ended June 30, 2015, the Company adjusted the conversion ratio of barrels of oil equivalent (boe) of natural gas for one barrel of oil to a ratio of 5.615:1 from 6:1. Comparative periods have been adjusted to reflect the change in conversion.

2.	Discontinued Operations are the results associated with the expected Norway disposition.

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

Total production from continuing operations was 362 mboe/d, a decrease of 1% compared to 2014 due principally to decreased liquids production in Southeast Asia.

In North America, total production decreased by 3% compared to 2014. Oil and liquids production decreased by 9% due principally to operational issues and natural declines in the Eagle Ford, partially offset by development activity in Duvernay. Natural gas production decreased by 2% due to the disposition of non-core Western Canadian assets, partially offset by development activity in Edson and Marcellus.

In Southeast Asia, total production decreased by 8% compared to 2014. Total oil and liquids production decreased by 16% due principally to a reduction in the Company’s production entitlement at HST/HSD due to a partner’s carrying costs being fully recouped in 2014. Natural gas production decreased by 4% due principally to reduced demand and a full plant turnaround at Corridor, which was partially offset by increased production at PM3.

Total production in TSEUK increased by 5% due to improved uptime and enhanced production at Bleoholm and the restart of production in Monarb after an outage for safety remediation.

In the Other segment, including the Equion joint venture, total production increased 6% compared to 2014 due primarily to new wells in Floreña. Liquids production in Colombia remained consistent to the comparative quarter.

For details on production and netbacks related to the discontinued operations, see the "Discontinued Operations" section in this MD&A.

VOLUMES PRODUCED INTO (SOLD OUT OF) INVENTORY1,2
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
North America - bbls/d	(1,275)	(571)	(503)	(22)
Southeast Asia - bbls/d	10,134	3,822	4,918	3,375
Other – bbls/d	(851)	(3,142)	(228)	259
Total produced into (sold out of) inventory – bbls/d	8,008	109	4,187	3,612
Total produced into (sold out of) inventory – mmbbls	0.7	-	0.7	0.8
Inventory at June 30 - mmbbls	2.1	1.6	2.1	1.6
1.	Gross before royalties.
2.	Excludes results of discontinued operations associated with the expected Norway disposition.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred and title has transferred. Volumes presented in the “Daily Average Production” table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the three month period ended June 30, 2015, volumes in inventory increased to 2.1 mmbbls from 1.4 mmbbls at the end of the first quarter due principally to increased inventories in Southeast Asia, partially offset by decreased inventories in Algeria.

COMPANY NETBACKS1,2
	Three months ended June 30
	Gross before royalties		Net of royalties
Continuing Operations3	2015	2014	2015	2014
Oil and liquids ($/bbl)
Sales price	50.33	91.52	50.33	91.52
Royalties	12.63	31.23	-	-
Transportation	1.37	1.46	1.75	2.10
Operating costs	11.32	16.47	14.43	23.62
	25.01	42.36	34.15	65.80
Natural gas ($/mcf)
Sales price	3.72	6.15	3.72	6.15
Royalties	0.84	1.49	-	-
Transportation	0.25	0.21	0.32	0.27
Operating costs	0.97	1.04	1.25	1.36
	1.66	3.41	2.15	4.52
Total $/boe (5.615mcf=1boe)4
Sales price	29.49	52.34	29.49	52.34
Royalties	7.04	15.52	-	-
Transportation	1.39	1.25	1.78	1.73
Operating costs	7.17	9.15	9.31	12.55
	13.89	26.42	18.40	38.06

	Six months ended June 30
	Gross before royalties		Net of royalties
Continuing Operations3	2015	2014	2015	2014
Oil and liquids ($/bbl)
Sales price	44.61	91.67	44.61	91.67
Royalties	11.71	31.03	-	-
Transportation	1.77	1.34	2.28	1.91
Operating costs	11.76	16.06	15.16	22.80
	19.37	43.24	27.17	66.96
Natural gas ($/mcf)
Sales price	3.84	6.32	3.84	6.32
Royalties	0.85	1.50	-	-
Transportation	0.26	0.23	0.33	0.30
Operating costs	1.10	1.09	1.40	1.45
	1.63	3.50	2.11	4.57
Total $/boe (5.615mcf=1boe)4
Sales price	28.36	52.35	28.36	52.35
Royalties	6.84	15.21	-	-
Transportation	1.54	1.29	1.97	1.77
Operating costs	7.81	9.10	10.14	12.39
	12.17	26.75	16.25	38.19
1.	Netbacks do not include pipeline operations.
2.	Amounts shown only represent netbacks from consolidated subsidiaries and exclude netbacks from equity accounted entities.
3.	Excludes results of discontinued operations associated with the expected Norway disposition.
4.
For the period ended June 30, 2015, the Company adjusted the conversion ratio of barrels of oil equivalent (boe) of natural gas for one barrel of oil to a ratio of 5.615:1 from 6:1. Comparative periods have been adjusted to reflect the change in conversion.

During the quarter, the Company’s average gross netback was $13.89/boe, 47% lower than 2014 due principally to lower realized prices, partially offset by lower royalties and lower operating costs.

Talisman’s realized net sales price of $29.49/boe was 44% lower than 2014, due principally to lower commodity prices. Oil and liquids realized prices decreased by 45% and natural gas realized prices decreased by 40% from 2014.

The Company’s realized net sale price includes the impact of physical commodity contracts, but does not include the impact of financial commodity price derivatives discussed in the “Risk Management” section of this MD&A.

The Company’s composite royalty rate was 24%, down from 30% in 2014 due principally to lower commodity prices.

COMMODITY PRICES AND EXCHANGE RATES1,2
		Three months ended June 30		Six months ended June 30
Continuing Operations		2015	2014	2015	2014
Oil and liquids ($/bbl)
North America		35.94	66.11	29.56	67.04
Southeast Asia		62.96	110.99	57.97	110.67
Other		58.24	107.76	53.61	106.07
		50.33	91.52	44.61	91.67
Natural gas ($/mcf)
North America		2.22	4.35	2.41	4.62
Southeast Asia		6.08	8.94	6.14	9.04
		3.72	6.15	3.84	6.32
Company $/boe (5.615mcf=1boe)3		29.49	52.34	28.36	52.35
Benchmark prices and foreign exchange rates
WTI	(US$/bbl)	57.86	102.99	53.25	100.84
Dated Brent	(US$/bbl)	61.92	109.63	57.95	108.93
WCS	(US$/bbl)	46.35	83.01	40.13	79.29
LLS	(US$/bbl)	62.95	105.53	57.89	104.99
NYMEX	(US$/mmbtu)	2.67	4.57	2.82	4.73
AECO	(C$/gj)	2.53	4.44	2.66	4.47
C$/US$ exchange rate		1.23	1.09	1.24	1.10
UK£/US$ exchange rate		0.65	0.59	0.66	0.60
1.	Amounts shown only represent consolidated subsidiaries and exclude prices from equity accounted entities.
2.	Excludes results of discontinued operations associated with the expected Norway disposition.
3.
For the period ended June 30, 2015, the Company adjusted the conversion ratio of barrels of oil equivalent (boe) of natural gas for one barrel of oil to a ratio of 5.615:1 from 6:1. Comparative periods have been adjusted to reflect the change in conversion.

Overall realized oil and liquids prices decreased by 45% in 2015 which was consistent with decreases in WTI and Brent pricing. In North America, realized natural gas prices decreased by 49% in 2015, and in Southeast Asia, realized natural gas prices decreased by 32%. A portion of natural gas pricing in Southeast Asia is sold via fixed-price contracts and as a result, the decline in gas prices was less than the decline in benchmark oil prices. Talisman’s overall realized natural gas price of $3.72/mcf decreased by 40% compared to 2014.

EXPENSES
Unit Operating Expenses1,2
	Three months ended June 30
Continuing Operations	Gross before royalties		Net of royalties
($/boe)3	2015	2014	2015	2014
North America	6.64	7.67	7.63	9.12
Southeast Asia	7.19	11.06	10.22	16.65
Other	13.49	10.05	17.77	19.09
	7.17	9.15	9.31	12.55

	Six months ended June 30
Continuing Operations	Gross before royalties		Net of royalties
($/boe)3	2015	2014	2015	2014
North America	7.09	7.74	8.16	9.09
Southeast Asia	8.17	10.98	11.58	16.59
Other	13.75	9.35	19.52	18.23
	7.81	9.10	10.14	12.39
1.	Represents operating expenses from consolidated subsidiaries, excluding operating expenses from equity investees.
2.	Excludes results of discontinued operations associated with the expected Norway disposition.
3.
For the period ended June 30, 2015, the Company adjusted the conversion ratio of barrels of oil equivalent (boe) to a ratio of 5.615:1 from 6:1. Comparative periods have been adjusted to reflect the change in conversion.

Total Operating Expenses1,2
	Three months ended June 30		Six months ended June 30
Continuing Operations	2015	2014	2015	2014
($ millions)
North America	114	134	241	268
Southeast Asia	60	130	169	252
Other	19	16	34	23
	193	280	444	543
1.	Represents operating expenses from consolidated subsidiaries, excluding operating expenses from equity investees.
2.	Excludes results of discontinued operations associated with the expected Norway disposition.

Total operating expenses decreased by 31% to $193 million due principally to operating expense reductions being implemented across the Company, favourable foreign exchange movements, the timing of liftings, and asset dispositions.

In North America, total operating expenses decreased by 15% to $114 million principally due to dispositions of non-core western Canadian properties in 2014, partially offset by increased production activity in remaining properties. Unit operating expenses in North America decreased by 13% due principally to a change in production mix as remaining assets have lower operating costs than assets disposed of in western Canada.

In Southeast Asia, total operating expenses decreased by 54% due primarily to a reduction in planned maintenance activity, revisions to estimated costs for prior periods, insurance proceeds for the jacket repair in HST/HSD in the current quarter and completion of the jacket repair in HST/HSD during 2014. Unit operating expenses in Southeast Asia decreased 35% due to the reasons noted above.

In the rest of the world, total operating expenses increased by 19% compared to the same period in 2014 due principally to increased costs in Akacias and revisions to estimated costs for prior periods, partially offset by timing of liftings. Unit operating costs increased by 34% due to the reasons noted above.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1,2
	Three months ended June 30
Continuing Operations	Gross before royalties		Net of royalties
($/boe)3	2015	2014	2015	2014
North America	15.20	17.55	17.46	20.87
Southeast Asia	11.09	9.48	15.77	14.28
Other	11.94	10.99	15.74	20.88
	13.43	13.99	16.80	18.53

	Six months ended June 30
Continuing Operations	Gross before royalties		Net of royalties
($/boe)3	2015	2014	2015	2014
North America	15.20	16.41	17.50	19.26
Southeast Asia	11.56	9.54	16.38	14.42
Other	11.61	10.71	16.48	20.88
	13.63	13.42	17.07	17.63
1.	Represents unit DD&A expenses from consolidated subsidiaries, excluding unit DD&A from equity investees.
2.	Excludes results of discontinued operations associated with the expected Norway disposition.
3.
For the period ended June 30, 2015, the Company adjusted the conversion ratio of barrels of oil equivalent (boe) of natural gas for one barrel of oil to a ratio of 5.615:1 from 6:1. Comparative periods have been adjusted to reflect the change in conversion.

Total DD&A Expense1,2
	Three months ended June 30		Six months ended June 30
Continuing Operations	2015	2014	2015	2014
($ millions)
North America	252	296	509	562
Southeast Asia	112	114	250	230
Other	15	20	31	30
	379	430	790	822
1.	Represents DD&A expenses from consolidated subsidiaries, excluding DD&A expense from equity investees.
2.	Excludes results of discontinued operations associated with the expected Norway disposition.

Total DD&A expense in North America decreased by 15% due principally to a lower depletable base in Eagle Ford as a result of an impairment recognized in 2014, partially offset by increased production in the Duvernay and Marcellus areas. Unit DD&A expenses decreased 13% compared to 2014 due to the same reasons noted above.

In Southeast Asia, total DD&A expense remained relatively stable and unit DD&A expense increased by 17% due principally to new well additions in Malaysia that have higher DD&A rates, and downward reserve revisions during 2014, partially offset by lower production in the current quarter and decreased production entitlement in HST/HSD.

In the rest of the world, total DD&A expense decreased 25% due principally to the timing of liftings in Colombia. Unit DD&A expense increased by 9% due to an increased depletable base in Colombia.

Unit DD&A expense for the Company decreased by 4% to $13.43/boe due to the reasons noted above.

Impairment1,2
	Three months ended June 30		Six months ended June 30
Continuing Operations	2015	2014	2015	2014
($ millions)
Impairment losses
North America	-	-	-	-
Southeast Asia	-	-	48	-
	-	-	48	-
Impairment reversals
North America	-	(32)	-	(32)
Southeast Asia	-	-	-	-
	-	(32)	-	(32)
Net Impairment	-	(32)	48	(32)
1.	Represents impairment expenses from consolidated subsidiaries, excluding impairment expenses from equity investees.
2.	Excludes results of discontinued operations associated with the expected Norway disposition.

In conjunction with the acquisition of the Company by Repsol, Repsol has completed a preliminary allocation of the purchase price for purposes of its accounting subsequent to the acquisition date. As part of the purchase price allocation, Repsol estimated fair values of the Company’s assets and liabilities. Based on this preliminary assessment, certain of the Company’s assets could be impaired or subject to impairment reversals in future periods. Management has not recorded any impairments or reversals in the June 30, 2015 financial statements as the estimates are considered preliminary and subject to further review. The magnitude of any impairments or reversals to be recorded in future periods will be determined as the purchase price allocation is finalized. This is expected to occur later in 2015.

Income (Loss) from Joint Ventures1
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
($ millions)
TSEUK	(115)	(60)	(321)	(77)
Equion	8	23	7	46
	(107)	(37)	(314)	(31)
1.	Represents the Company’s proportionate interest in joint ventures.

The net loss in TSEUK increased by $55 million compared to 2014 due principally to impairments to the decommissioning obligation and asset caused by the change in discount rate used to measure the decommissioning liabilities and the decreased revenue from lower realized oil and liquids prices, partially offset by lower operating costs.

The net income in Equion of $8 million after-tax as compared to income of $23 million in 2014 is due principally to revenue from lower realized commodity prices and increased DD&A expense from new production, partially offset by lower current tax.

Corporate and Other 1,2
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
($ millions)
General and administrative (G&A) expense	83	103	167	205
Dry hole expense	-	11	13	28
Exploration expense	98	44	122	83
Finance costs	79	83	163	166
Share-based payments expense (recovery)	(19)	23	(24)	(9)
(Gain) loss on held-for-trading financial instruments	131	171	(62)	231
(Gain) loss on asset disposals	4	5	9	(554)
Other income	41	30	81	77
Other expenses, net	130	37	146	44
1.	Represents corporate and other expense from consolidated subsidiaries, excluding corporate and other expense from equity investees.
2.	Excludes results of discontinued operations associated with the expected Norway disposition.

G&A expense decreased by $20 million relative to 2014 due principally to lower workforce costs.

Exploration expense increased by $54 million due principally to change of control provisions in seismic contracts primarily in North America and the North Sea as a result of the acquisition of Talisman by Repsol.

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities. Finance costs were relatively stable as compared to prior year.

Share-based payments recovery during the three month period ended June 30, 2015 was $19 million due principally to the settlement of share-based payments in conjunction with the acquisition of the Company by Repsol.

Talisman recorded a loss on held-for-trading financial instruments of $131 million, due principally to an increase in oil and gas forward prices in comparison to the first quarter of 2015. See the "Risk Management" section of this MD&A for further details regarding the Company’s financial instruments.

Other income of $41 million consists primarily of marketing and other income of $21 million and pipeline and customer treating tariffs of $11 million.

Other expense of $130 million includes a foreign exchange loss of $27 million, restructuring costs of $23 million and $39 million in transaction costs related to the acquisition of the Company by Repsol and other miscellaneous expenses.

INCOME TAXES1,2
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
($ millions)
Income (loss) from continuing operations before taxes	(567)	(60)	(918)	702
Less: Petroleum Revenue Tax (PRT)
Current	2	-	4	7
Deferred	-	(5)	(3)	(2)
Total PRT	2	(5)	1	5
	(569)	(55)	(919)	697
Income tax expense (recovery)
Current income tax	63	134	131	258
Deferred income tax	256	18	235	65
Total income tax expense	319	152	366	323
Effective income tax rate (%)	(56)	(276)	(40)	46
1.	Represents income taxes from consolidated subsidiaries, excluding income taxes from equity investees.
2.	Excludes results of discontinued operations associated with the expected Norway disposition.

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income.  The effective tax rate in the second quarter of 2015 was impacted by pre-tax losses of $233 million in North America where tax rates are between 27% and 39%.

For the three month period ended June 30, 2015, the current tax expense decreased to $63 million compared to $134 million in 2014 due principally to lower net revenues.

For the three month period ended June 30, 2015, the deferred tax expense was $256 million compared to a deferred tax expense of $18 million in 2014.

Impacts to the effective tax rate and the deferred tax expense are principally due to:
•	Jurisdictional mix of income
•	De-recognition of Canadian tax assets as a result of the Repsol acquisition;
•	Foreign exchange on foreign denominated tax pools;
•	Substantially enacted Alberta corporate tax rate increase; and
•	The non-recognition of losses in the United States and exploration blocks.

CAPITAL EXPENDITURES1
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
($ millions)
North America	133	273	331	601
Southeast Asia	65	99	108	206
Other	7	43	29	97
Exploration and development expenditure from subsidiaries2	205	415	468	904
Corporate, IS and Administrative	16	16	19	20
Acquisitions	8	13	8	13
Proceeds of dispositions	-	(52)	-	(1,392)
Net capital expenditure for subsidiaries	229	392	495	(455)

TSEUK	101	169	210	333
Equion	10	27	20	34
Exploration and development expenditure from joint ventures3	111	196	230	367

Net capital expenditure for consolidated subsidiaries and joint ventures	340	588	725	(88)
1.	Excludes results of discontinued operations associated with the expected Norway disposition.
2.	Excludes exploration expense of $98 million (2014 - $44 million) for the three month period ended June 30, 2015 and $122 million (2014 - $83 million) for the six month period ended June 30, 2015.
3.
Represents the Company’s proportionate interest, excluding exploration expensed of $1 million net in TSEUK (2014 - $1 million) for the three month period ended June 30, 2015 and $1 million net in TSEUK (2014 - $3 million) for the six month period ended June 30, 2015.

Capital expenditures, excluding exploration expense, decreased in the second quarter of 2015 compared to the same quarter in 2014 due principally to decreased spending across all regions.

North America capital expenditures during the quarter totalled $133 million, a decrease of 51% from 2014. Of this, $120 million related to development activity, with the majority spent in the Eagle Ford, Marcellus and Edson areas. The remaining capital was mainly invested in exploration drilling activities, largely in the Duvernay.

In Southeast Asia, capital expenditures of $65 million included $25 million on development, with the majority spent in Indonesia and Malaysia. The majority of the remaining expenditures were exploration costs focused in Malaysia.

In the rest of the world, capital expenditures of $7 million included development activities in Akacias and exploration and evaluation activities in Colombia and the Kurdistan Region of Iraq.

In the TSEUK joint venture, net capital expenditures of $101 million consisted primarily of development activities at Montrose, Tweedsmuir and Flyndre/Cawdor. In the Equion joint venture, net capital expenditures of $10 million were principally for development activities in Piedemonte.

DISCONTINUED OPERATIONS
During the three month period ended June 30, 2015, Talisman and Repsol entered into a purchase and sale agreement whereby Repsol will acquire substantially all of the assets and liabilities of Talisman’s Norwegian operations (the “Disposal Group”) for proceeds of $47 million, including working capital. The transaction is expected to close prior to September 30, 2015.

In the interim condensed Consolidated Financial Statements, the Disposal Group’s assets and liabilities were reclassified as current assets or liabilities held for sale, its operating results included in net loss from discontinued operations and comparative period balances restated. The Disposal Group was remeasured to its recoverable amount of $47 million at June 30, 2015 and as a result, a loss of $472 million pre-tax ($292 million after-tax) was recorded in Norway.

Income Statement for Discontinued Operations
Three months ended June 30	2015	2014
Revenue	83	108
Expenses	(289)	(211)
	(206)	(103)
Loss on remeasurement of discontinued operations	(472)	-
Loss from discontinued operations before taxes	(678)	(103)
Income taxes
Current income tax recovery	(6)	(5)
Deferred income tax recovery	(308)	(68)
Loss from discontinued operations	(364)	(30)

Six months ended June 30	2015	2014
Revenue	144	273
Expenses	(401)	(547)
	(257)	(274)
Loss on remeasurement of discontinued operations	(472)	-
Loss from discontinued operations before taxes	(729)	(274)
Income taxes
Current income tax recovery	(7)	(5)
Deferred income tax recovery	(316)	(149)
Loss from discontinued operations	(406)	(120)

During the three month period ended June 30, 2015, the Company recorded an impairment of $118 million in Norway E&E assets to fully impair costs associated with a license after a dry exploration well confirmed the license to be uneconomic.  In addition, the Company recorded an impairment of $30 million in Norway, due to an increase in the decommissioning obligation and asset caused by a 1.5% decrease in the credit-adjusted discount rate used to measure decommissioning liabilities.

Cash Flow for Discontinued Operations
The cash flows from discontinued operations, including changes in related non-cash working capital items, are as follows:
	Three months ended June 30		Six months ended June 30
Discontinued Operations	2015	2014	2015	2014
Operating	(16)	64	(24)	37
Investing	(9)	(76)	(37)	(125)
Cash flows from discontinued operations	(25)	(12)	(61)	(88)

Netbacks for Discontinued Operations
	Three months ended June 30
	Gross before royalties		Net of royalties
Discontinued Operations	2015	2014	2015	2014
Total $/boe (5.615mcf=1boe)1
Sales price	56.50	92.66	56.50	92.66
Transportation	3.40	3.68	3.40	3.68
Operating costs	35.51	62.47	35.51	62.47
DD&A	29.00	39.32	29.00	39.32
	(11.41)	(12.81)	(11.41)	(12.81)

	Six months ended June 30
	Gross before royalties		Net of royalties
Discontinued Operations	2015	2014	2015	2014
Total $/boe (5.615mcf=1boe)1
Sales price	52.76	94.55	52.76	94.55
Transportation	3.11	4.18	3.11	4.18
Operating costs	35.72	58.23	35.72	58.23
DD&A	30.39	44.81	30.39	44.81
	(16.46)	(12.67)	(16.46)	(12.67)
1.
For the period ended June 30, 2015, the Company adjusted the conversion ratio of barrels of oil equivalent (boe) of natural gas for one barrel of oil to a ratio of 5.615:1 from 6:1. Comparative periods have been adjusted to reflect the change in conversion.

Commodity Pricing for Discontinued Operations
	Three months ended June 30		Six months ended June 30
Discontinued Operations	2015	2014	2015	2014
Oil and liquids ($/bbl)	62.14	107.48	56.12	105.45
Natural gas ($/mcf)	6.74	7.82	7.10	8.67
	56.50	92.66	52.76	94.55

LIQUIDITY AND CAPITAL RESOURCES
Talisman’s gross debt at June 30, 2015 was $4.8 billion, including loans from related parties of $831 million, compared to $5.1 billion at December 31, 2014.

During the quarter, the Company generated $1.0 billion of cash provided by operating activities and incurred capital expenditures of $232 million.

Talisman’s capital structure consists of shareholder's equity and debt. The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements.

On May 8, 2015, TE Holdings SARL., a subsidiary of Talisman, entered into a $500 million revolving facility with Repsol Tesoreria Y Gestion Financiera, S.A. The facility matures on May 8, 2016 and bears an interest rate of LIBOR+0.80%.  See "Transactions with Related Parties" section.

On May 8, 2015, Talisman also entered into a $1.0 billion revolving facility with Repsol Energy Resources Canada, Inc. The facility matures on May 8, 2018 and bears an interest rate of LIBOR+1.20%. See "Transactions with Related Parties" section.

In May 2014, the Company renewed its universal shelf prospectus under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to $3.5 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units. The Company simultaneously renewed its medium-term note shelf prospectus in Canada pursuant to which it may issue up to C$1.0 billion of medium-term notes in Canada. Both shelf prospectuses remain valid over a 25-month period.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank and related parties credit facilities. The Company has in place committed bank facilities totaling $3.2 billion, all of which are committed through 2019. At June 30, 2015, there were no drawings in the form of bankers’ acceptance or commercial paper, and there was $85 million in letters of credit support outstanding. Available borrowing capacity under committed bank facilities was $3.1 billion at June 30, 2015. In addition, the Company also has in place related party facilities from Repsol totaling $1.5 billion, $500 million of which is committed through 2016 with the remainder committed through 2018. At June 30, 2015, $831 million were drawn under these facilities.

The authorized amount under the Company’s commercial paper program is $1.0 billion, but the amount available under this program is limited to the availability of backup funds under the Company’s Facility No. 1. For additional information regarding the Company’s Facilities, refer to note 18 to the Company’s 2014 audited Consolidated Financial Statements and note 14 in the Company’s interim condensed Consolidated Financial Statements.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At June 30, 2015, demand letters of credit guaranteed by the Company totaling $1.3 billion were issued, of which $1.2 billion were issued from uncommitted facilities. Of that total, $1.0 billion is provided as security for the costs of decommissioning obligations in the UK, as described below. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax Petroleum UK Limited (Addax) assumed 49% of the decommissioning obligations of TSEUK. Addax’s parent company, China Petrochemical Corporation (Sinopec), has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the Government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the amount of letters of credit required to be posted by 50%. TSEUK has entered into a Decommissioning Relief Deed with the UK government and continues to negotiate with counterparties to amend all DSAs accordingly. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, TSEUK’s tax relief is capped at $2.2 billion, representing corporate income taxes paid and recoverable since 2002.

At June 30, 2015, TSEUK has $2.6 billion of demand shared facilities in place under which letters of credit of $1.9 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company also has obligations to fund, in proportion of its shareholding, the losses and net asset deficiency of TSEUK which arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2015. In addition, the Company, in proportion of its shareholding, has provided certain guarantees to fund TSEUK’s decommissioning obligation if TSEUK is unable to, and the shareholders of TSEUK have provided equity funding facilities to TSEUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

Any changes to decommissioning estimates influence the value of letters of credit to be provided pursuant to the DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company’s investment grade credit rating.

Talisman monitors its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company’s liquidity are cash flow, including cash flow from equity accounted entities (defined in accordance with the Company’s debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, and exploration expenditure), cash provided by and used in investing activities and available bank credit facilities and related parties facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, loans from related parties, production payments and finance lease) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants. The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12-month period ended June 30, 2015, the debt-to-cash flow ratio was 1.8:1. Considering the current commodity price environment, Talisman may require support from Repsol to ensure continued compliance with its liquidity and covenant requirements.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At June 30, 2015, approximately 84% of the Company's trade accounts receivable were aged less than 90 days and the largest single counterparty exposure, accounting for 7% of the total, was with a highly rated counterparty.  Concentration of counterparty credit risk is managed by having a broad domestic and international customer base consisting primarily of highly rated counterparties.

During the three month period ended June 30, 2015, Talisman declared common share dividends of $0.1125 per common share for an aggregate dividend of $117 million. Subsequent to June 30, 2015, there was no movement  in the number of common shares outstanding resulting in 1,044,166,027 common shares outstanding at July 30, 2015.

In the first quarter of 2015, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million. On May 8, 2015, Repsol’s acquisition of Talisman was completed, whereby Repsol acquired all outstanding common and preferred shares of Talisman. The outstanding preferred shares were subsequently converted on a 1:1 basis into common shares. Consequently there were no preferred shares outstanding at June 30, 2015.

Subsequent to the acquisition of Talisman by Repsol on May 8, 2015, all share-based payment units have been settled and paid by May 29, 2015.  At June 30, 2015 there were no stock options, RSUs, deferred share units (DSU) or long-term PSUs outstanding.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt.

For additional information regarding the Company’s liquidity and capital resources, refer to note 20 to the Company’s 2014 audited Consolidated Financial Statements and notes 14, 17 and 18 in the Company’s interim condensed Consolidated Financial Statements.

SENSITIVITIES4
Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2015 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $63.50/bbl, a NYMEX natural gas price of approximately $3.12/mmbtu and exchange rates of US$0.80=C$1 and UK£1=US$1.51.

(millions of $)	Net Income	Cash Provided by Operating Activities3
Volume changes
Oil – 10,000 bbls/d	31	112
Natural gas – 60 mmcf/d	5	45
Price changes1
Oil – $1.00/bbl	25	31
Natural gas (North America)2 – $0.10/mcf	23	25
Exchange rate changes
US$/C$ decreased by US$0.01	(4)	(6)
US$/UK£ increased by US$0.02	(7)	7
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivative terms in the ‘Risk Management’ section of this MD&A, and note 17 to the interim condensed Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North America natural gas only. The Company’s exposure to changes in the natural gas prices in Norway, Vietnam and Colombia is not material. Most of the natural gas prices in Indonesia and Malaysia are based on the price of crude oil or high-sulphur fuel oil and, accordingly, have been included in the price sensitivity for oil. Most of the remaining part of Indonesia natural gas production is sold at a fixed price.

3.	Changes in cash flow provided by operating activities excludes TSEUK and Equion due to the application of equity accounting.
4.	Excludes results of discontinued operations associated with the expected Norway disposition.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS
As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s decommissioning liabilities, debt repayment obligations and significant commitments can be found in notes 8, 16, 18, 19 and 24 to the 2014 audited Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the “Risk Management” section of this MD&A.

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2014.

TRANSACTIONS WITH RELATED PARTIES
Repsol’s acquisition of Talisman closed on May 8, 2015. During the period from May 8, 2015 to June 30, 2015, Talisman has entered into the following transactions, with Repsol, its ultimate parent.

On May 8, 2015, TE Holdings SARL., a subsidiary of Talisman, entered into a $500 million revolving facility with Repsol Tesoreria Y Gestion Financiera, S.A. The facility matures on May 8, 2016 and bears an interest rate of LIBOR+0.80%.  As at June 30, 2015, $197 million has been drawn under this facility.  Interest expense related to the facility recognized by Talisman during the period was less than $1 million.

On May 8, 2015, Talisman also entered into a $1.0 billion revolving facility with Repsol Energy Resources Canada, Inc. The facility matures on May 8, 2018 and bears an interest rate of LIBOR+1.20%. As at June 30, 2015, $634 million has been drawn under this facility. Interest expense related to the facility recognized by Talisman during the period was $1 million.

During the three month period ended June 30, 2015, Talisman and Repsol entered into a purchase and sale agreement whereby Repsol will acquire substantially all of the assets and liabilities of Talisman’s Norwegian operations. In the Company’s opinion, the consideration for this transaction represents fair value. For further information, see the "Discontinued Operations" section in this MD&A and note 4 in the Company’s interim condensed Consolidated Financial Statements.

In June 2015, Talisman (Algeria) B.V. (“TABV”) entered into a Sale and Purchase Agreement with Repsol Trading S.A., a subsidiary of Repsol, under which TABV will sell to Repsol approximately 615,000 barrels of Saharan Blend Crude Oil for an estimated $38 million. The sale price per barrel is based on June Dated Brent price of US$61.69/barrel minus the agreed differential of US$0.28/barrel. As at June 30, 2015, the amount included in accounts receivable balance as a result of this sale was $38 million.

In June 2014, the shareholders of TSEUK provided an equity funding facility totaling $1.2 billion to TSEUK, of which Talisman was committed to $612 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. In March 2015, the maximum available amount was increased to $1.5 billion. This facility expired on June 30, 2015. During the period from July 1, 2014 to December 31, 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $625 million under this facility, of which Talisman’s share was $319 million. During the six month period ended June 30, 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $710 million under this facility, of which Talisman’s share was $362 million. For further information see note 6 and note 19 in the interim condensed Consolidated Financial Statements.

In June 2015, the shareholders of TSEUK provided a new equity funding facility of $1.7 billion, of which Talisman is committed to $867 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. This facility is effective from July 1, 2015 and expires on December 31, 2016.

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. In January 2015, an agreement was reached by the shareholders of TSEUK, in which the quarterly principal and interest payments of the facility were deferred until July 31, 2015. As at June 30, 2015, $1.0 billion has been drawn under this facility, of which Talisman’s share is $514 million (December 31, 2014 - $514 million).

In July 2015, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.06 billion, of which Talisman’s share was $541 million, which settled remaining shareholder loans of $1.01 billion and accrued interest of $52 million, of which Talisman’s share was $514 million and $27 million, respectively.

RISK MANAGEMENT
Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman may periodically enter into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values, and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

During the three and six month periods ended June 30, 2015, the Company received proceeds of $817 million and $1.3 billion, respectively, for settlement of its oil and gas derivative contracts, which included proceeds related to the liquidation of outstanding instruments. As at June 30, 2015, there was less than $1 million of risk management liability associated with the Company’s outstanding fixed price power swaps.

During the three month period ended June 30, 2015, the Company recorded a loss on held-for-trading financial instruments of $131 million (2014 - $171 million loss) and a gain of $62 million for the six month period ended June 30, 2015 (2014 - $231 million loss).

Subsequent to June 30, 2015, the Company has not entered into any additional new commodity price risk management derivative contracts.

USE OF ESTIMATES AND JUDGMENTS
The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. Judgments and estimates are reviewed by management on a regular basis.

As a result of Repsol’s acquisition of Talisman in May 2015, credit-adjusted rates specific to Repsol have been used to discount Talisman’s decommissioning liabilities as at June 30, 2015. The provision has been discounted using a weighted average credit-adjusted rate of 2.0% at June 30, 2015 (December 31, 2014 – 3.5%), which excludes the impact of inflation.

For additional information regarding the use of estimates and judgments refer to the notes to the Company’s audited Consolidated Financial Statements and Annual MD&A for the year ended December 31, 2014.

CHANGES IN ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Company’s 2014 annual Consolidated Financial Statements except for the following:

Employee Benefits
•
IAS 19 Employee Benefits - Amendments to IAS 19. The amended standard clarified the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can be, but are not required to be recognized as a reduction in the service cost in the period in which the related service is rendered. The amendment is effective for annual periods beginning on or after July 1, 2014. Application of the amended standard does not have an impact on the Company’s financial statements as it reflects current accounting policy of the Company.

Operating Segments
•
IFRS 8 Operating Segments - Amendments to IFRS 8. The amended standard requires (i) disclosure of judgments made by management in aggregating segments, and (ii) a reconciliation of segmented assets to the Company’s assets when segment assets are reported. The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment does not have an impact on the Company’s financial position or performance.

Share-based Payments
•
IFRS 2 Share-Based Payments - Amendments to IFRS 2. The standard amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”. The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment does not have an impact on the Company as it reflects current accounting policy of the Company.

Fair Value Measurement
•
IFRS 13 Fair Value Measurement - Amendments to IFRS 13. The amended standard clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts if the effect of discounting is immaterial. It also clarifies that portfolio exception can be applied not only to financial assets and liabilities, but also to other contracts within scope of IAS 39 and IFRS 9. The amendment is effective for annual periods beginning on or after July 1, 2014. The application does not have a significant impact on the Company’s financial statements.

Related Parties
•
IAS 24 Related Parties - Amendments to IAS 24. The amended standard (i) revises the definition of related party to include an entity that provides key management personnel services to the reporting entity or its parent, and (ii) clarifies related disclosure requirements. The amendment does not have an impact on the Company’s financial statements as there is no entity performing key management services for the Company.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the following pronouncements.

Financial Instruments
•
IFRS 9 Financial Instruments. IFRS 9 (July 2014) replaces earlier versions of IFRS 9 that had not yet been adopted by the Company and supersedes IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new models for classification and measurement of financial instruments, hedge accounting and impairment of financial assets and is mandatorily effective for periods beginning on or after January 1, 2018. The Company continues to review the standard as it is updated and monitor its impact on the Company’s financial statements.

Revenue from Contracts with Customers
•
IFRS 15 Revenue from Contracts with Customers. IFRS 15 specifies that revenue should be recognized when an entity transfers control of goods or services at the amount the entity expects to be entitled to as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. In an exposure draft in May 2015, the effective date of IFRS 15 was proposed to be deferred to January 1, 2018. Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the standard on the Company’s financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
During the quarter, Talisman was acquired by Repsol which did not result in a material change to Internal Controls over Financial Reporting (ICFR) as of June 30, 2015. Integration with Repsol will likely impact ICFR over time; however, considering that ICFR of both companies are based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 Framework), it is not expected that these changes will materially affect ICFR.

LEGAL PROCEEDINGS AND CONTINGENCIES
From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position. A summary of specific legal proceedings and contingencies is as follows:

Galley Pipeline
In August 2012, a portion of the Galley pipeline, in which TSEUK has a 67.41% interest, suffered an upheaval buckle.

In September 2012, TSEUK, in which Talisman holds a 51% interest, claimed for the suffered losses as a consequence of the incidence to Oleum Insurance Company (''Oleum''), a wholly-owned Talisman subsidiary. TSEUK delivered a proof of loss seeking recovery under the insuring agreement of $315 million.

In November 2014, TSEUK delivered extensive documentation purporting to substantiate its claim. The information delivered to date does not support a determination of coverage and Oleum is seeking additional information from TSEUK to facilitate final coverage determination.

Addax Arbitration
On July 13, 2015, Addax Petroleum UK Limited and Sinopec International Petroleum Exploration and Production Corporation, filed a Notice of Arbitration against Talisman Energy Inc. and Talisman Colombia Holdco Limited in connection with the purchase of 49% shares of Talisman Energy (UK) Limited (now known as TSEUK). In the Company’s opinion, the claims included in the Notice of Arbitration are without merit.

Government and Legal Proceedings with Tax Implications
Specific tax claims which Talisman and its subsidiaries are parties to at June 30, 2015 are as follows:

Canada
The Canadian tax authorities, Canada Revenue Agency, ("CRA") regularly inspect the tax matters of the Talisman Group companies based in Canada. In 2015, verification and investigation activities related to the years 2006-2010 have been made.

As part of these proceedings, the CRA has questioned certain restructuring transactions, although this line of questioning has not resulted in court proceedings to date.

Indonesia
Indonesian Corporate Tax Authorities have been questioning various aspects of the taxation of permanent establishments that Talisman Group has in the country. These proceedings are pending a court hearing.

Malaysia
Talisman Malaysia Ltd. and Talisman Malaysia (PM3) Ltd., the Talisman Group's operating subsidiaries in Malaysia, have received notifications from the Inland Revenue Board (IRB) in respect of the years 2007, 2008 and 2011 questioning, primarily, the deductibility of certain costs. These proceedings are pending a court hearing.

Norway
As part of the process of verifying the tax affairs of Talisman Energy Norge AS, the Talisman Group's subsidiary in Norway, the Norwegian tax authorities have questioned the deductibility of certain items. These proceedings are pending a court hearing.

Timor-Leste
The authorities of Timor-Leste, questioned the deduction by TLM Resources (JPDA 06-105) Pty Limited, the Talisman Group's subsidiary in East Timor, of certain expenses for income tax purposes. This line of questioning is at a very preliminary stage of debate with the authorities.

ADVISORIES
Forward-Looking Statements
This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.

This forward-looking information includes, but is not limited to, statements regarding:

•	Business strategy, plans, and priorities;
•	Expected capital expenditures, timing and planned focus of such spending;
•	The estimated impact on Talisman’s financial performance from changes in production volumes, commodity prices and exchange rates;
•	Expected sources of capital to fund the Company’s capital program and potential acquisitions, investments or dispositions;
•	Anticipated funding of the decommissioning liabilities;
•	Expected future payment commitments and the estimated timing of such payments;
•	Expected closing of the disposition of its Norwegian operations to Repsol;
•	Matters with respect to continued compliance with covenants of credit facilities; and
•	Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this interim MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The  factors or assumptions on which the forward-looking information is based include: projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities.  The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2015 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A.  The material risk factors include, but are not limited to:

•	The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;
•	Risks and uncertainties involving geology of oil and gas deposits;
•	Risks associated with project management, project delays and / or cost overruns;
•	Uncertainty related to securing sufficient egress and access to markets;
•	The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;
•	Risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;
•	The outcome and effects of any future acquisitions and dispositions;
•	Health, safety, security and environmental risks, including risks related to the possibility of major accidents;
•	Environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;
•	Uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets;
•	Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);
•	Risks related to the attraction, retention and development of personnel;
•	Changes in general economic and business conditions;
•	The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and
•	Results of the Company’s risk mitigation strategies, including insurance activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent AIF and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information
Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Talisman also discloses netbacks in this interim MD&A.  Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

ABBREVIATIONS AND DEFINITIONS
The following abbreviations and definitions are used in this MD&A:

AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
COSO	Committee of the Sponsoring Organizations of the Treadway Commission
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
DSA	Decommissioning Security Agreements
DSU	Deferred share unit
E&E	Exploration and evaluation
EU	European Union
G&A	General and administrative
GAAP	Generally Accepted Accounting Principles
GHG	Greenhouse gas emissions
gj	Gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LLS	Light Louisiana Sweet
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day
MWh	megawatt hour
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PP&E	Property, plant and equipment

PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
PSU	Performance share unit
RSU	Restricted share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WCS	Western Canadian Select
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest.  Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman’s interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman’s interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	=0.907 tonnes
1 acre	=0.40 hectares
1 barrel	=0.159 cubic metres
1 cubic foot	=0.0282 cubic metres